VEECO INSTRUMENTS INC.
Terminal Drive
Plainview, New York 11803

April 24, 2017

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Veeco Instruments Inc.
Registration Statement on Form S-4 (File No. 333-216661)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (“the Act”), Veeco Instruments Inc. (the “Company”) hereby requests acceleration of the effectiveness under the Act of its Registration Statement on Form S-4 (SEC File No. 333-216661), as amended to date (the “Registration Statement”), to 4:00 p.m., Eastern Time, on Monday, April 24, 2017, or as soon thereafter as possible.  In connection with the foregoing request for acceleration of effectiveness, the Company hereby confirms that it is aware of its obligations under the Act and acknowledges that:

•                  should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lawrence Bard of Morrison & Foerster LLP, special counsel to the Company, at (703) 760-7798, as soon as the Registration Statement has been declared effective.

Sincerely,

VEECO INSTRUMENTS INC.

By:	/s/ Gregory A. Robbins
	Name:	Gregory A. Robbins
	Title:	Senior Vice President and General Counsel

cc:                                Lawrence Bard

Morrison & Foerster LLP